Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

January 31, 2014

Catherine Gordon
Division of Investment Management
Securities and Exchange Commission
Washington, DC 20549

Re:         DWS Income Trust -- DWS Global Inflation Fund
(Reg. Nos. 002-91577, 811-04049, Post-Effective Amendment No. 70)

Dear Ms. Gordon,

This is being submitted in response to your request for confirmation of certain arrangements regarding the above captioned Post-Effective Amendment for DWS Global Inflation (the “Fund”).

(1)
Has the Fund received a private letter ruling (“PLR”) from the Internal Revenue Service that states that undistributed income derived from the Fund’s Cayman subsidiary, DWS Cayman Global Inflation Plus Fund, Ltd. (the “Subsidiary”) is qualifying income under the Internal Revenue Code of 1986, as amended (the “Code)?

Response: As disclosed in the Fund’s Prospectus under “Understanding Distributions and Taxes” and in Part II of the Fund’s Statement of Additional information under “Taxes” in Appendix II-H, the Fund has received a PLR confirming that the income earned through the Subsidiary constitutes qualifying income under the Code.

(2)	Disclose, as applicable, whether the Subsidiary’s principal investment strategy and principal risks constitute a principal investment strategy and principal risks of the Fund.

Response:  As disclosed in the Fund’s Prospectus under “Main Investments,” the Subsidiary is expected to invest mainly in commodity-linked derivatives instruments and fixed income securities, each of which is a part of the Fund’s principal investment strategy.  Accordingly, both the Subsidiary and the Fund are subject to the risks associated with such investments.

(3)	Prospectus disclosure of the Fund’s principal investment strategy and principal risks should reflect the investment strategy and risks of the Subsidiary.

Response: As noted above, the Fund’s Prospectus under “Main investments” discloses the main investments of the Subsidiary, and the risks of these investments are described in the Prospectus under “Main Risks.”

(4)	Please confirm that the financial statements of the Subsidiary are consolidated with the financial statements of the Fund.

Response: The financial statements of the Subsidiary are consolidated with the financial statements of the Fund.

(5)	Please confirm that the Subsidiary’s expenses are included in the “Annual Fund Operating Expenses” table in the Fund’s Prospectus.

Response:  The expense table in the Fund’s Prospectus does include the expenses of the Subsidiary.

(6)	Please confirm that the Subsidiary and its Board of Directors agree to designate an agent for service of process in the U.S.

Response:  The corporate secretary of the Subsidiary is the same as the corporate secretary of the Fund, and he is authorized to accept service of process for the Subsidiary in the U.S.  The Secretary’s name and address are included in Appendix I-K to Part I of the Fund’s Statement of Additional Information.

(7)	You requested that the Subsidiary agree to submit to SEC inspections of its books and records.

Response:  The Subsidiary agrees to be subject to such inspections.

(8)	You asked whether the directors of the Subsidiary co-sign the Fund’s registration statement.

Response:  As disclosed in the Fund’s Prospectus under “Understanding Distributions and Taxes” and in Part II of the Fund’s Statement of Additional Information under “Subsidiary Companies” in Appemndix II-Gosure, to comply with Subchapter M of the Internal Revenue Code diversification requirements, the Fund will not invest more than 25% of its total assets in the Subsidiary.  Therefore, we do not believe that the directors of the Subsidiary are required to co-sign the Fund’s registration statement.

If you need additional information, please call me at (617) 295-3681.

Sincerely,

/s/Laura McCollum

Laura McCollum
Vice President and Counsel

cc.           John Marten, Vedder Price P.C.